July 26, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Edwin Kim Jan Woo Joseph Cascarano Robert Littlepage

Re:	Project Angel Parent, LLC Registration Statement on Form S-1 Registration No. 333-255680

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), we, the representatives of the several underwriters (the “Representatives”), hereby join in the request of Project Angel Parent, LLC (the “Registrant”), for the acceleration of the effective date of the above-referenced Registration Statement on Form S-1, as amended, so that it will be declared effective at 4:00 p.m. Eastern Time, on July 27, 2021, or as soon thereafter as practicable, or at such later time as the Registrant or its outside counsel may orally request via telephone call that such Registration Statement be declared effective.

Additionally, pursuant to Rule 460 of the Securities Act, we hereby advise you that the underwriters have distributed approximately 1,643 copies of the preliminary prospectus, dated July 19, 2021, through the date hereof, to prospective underwriters, dealers, institutional and other investors, and others.

The undersigned, as Representatives of the underwriters, hereby represent on behalf of the underwriters that the underwriters have complied and will continue to comply with the requirements of Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-reference issuance.

[Signature pages follow]

Very truly yours,

BOFA SECURITIES, INC. CREDIT SUISSE SECURITIES (USA) LLC BARCLAYS CAPITAL INC.

As representatives of the several underwriters

By:	BOFA SECURITIES, INC.

By:	/s/ Magdalena Heinrich
Name:	Magdalena Heinrich
Title:	Managing Director

By:	CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Pushkar Batra
Name:	Pushkar Batra
Title:	Director

By:	BARCLAYS CAPITAL INC.

By:	/s/ Georgi Balinov
Name:	Georgi Balinov
Title:	Managing Director

[Signature Page to Underwriters’ Acceleration Request]